Mail Stop 4-6

December 15, 2004

Mr. Michael Nouri
President and Chief Executive Officer
Smart Online, Inc.
2530 Meridian Parkway
Durham, North Carolina 27713

Re:	Smart Online, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	File No. 333-119385

Dear Mr. Nouri:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

We Depend on Corporate Partners to Market Our Products Through
Their
Web Sites and OEM or Integration Relationships Under Relatively
Short
Term Agreements. Termination of These Agreements Could Cause A Substantial Decline in Our Revenue and a Substantial Increase in Customer Acquisition Costs, pp. 12-13

1. We note your additional disclosure regarding your relationship with Smart IL in this risk factor. Please clarify your disclosure to include the percentage of revenue derived from Smart IL in the percentage of revenue derived from syndication, integration and OEM arrangements. It does not appear that Smart IL`s revenue is included. Please also describe the inclusion of Smart IL in order to prevent confusion with your financial information disclosure.

Our Securities May Be Subject to "Penny Stock" Rules, Which Could
Adversely Affect Our Stock Price and Make It More Difficult for
You
to Resell Our Stock, p. 21

2. Please revise your definition of `penny stocks` to conform to Rule
3a51-1 of the Exchange Act. Your parenthetical statement excepting out OTCBB-quoted stocks from the definition of `penny stock` appears incorrect. Please also revise your disclosure elsewhere.

Plan of Distribution

3. We note our prior comment no. 34. Please supplementally advise of the state exemptive statutes you plan to follow for your resales.

Description of Business

Overview, pp. 28-30

4. With respect to your disclosure under "Small Business Focus," we note that the Web page reference supports the 22.9 million small businesses number but does not specify whether the SBA defines small businesses as those with less than 50 employees. In fact, the SBA appears to have varying size standards with respect to defining a small business depending on the industry. See "www.sba.gov/size/summary-whatis.html." Please revise your disclosure as appropriate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, pp. 44-45

5. With reference to our prior comment no. 44, we note that the fourth sentence in the first paragraph on page 45 of your filing contains a reference to `back-end revenue sharing.` Please revise as appropriate.

Certain Relationships and Related Transactions

Loans, Salary Deferrals and Security Interests of Certain
Officers,
Employees and Relatives, pp. 68-71

6. We note our prior comment no. 54. It appears that the Standstill and Interest Modification Agreements filed with your registration statement are the initial agreements that specify that the standstill and the interest reduction are an inducement for the restructuring.
We did not note any agreement for a standstill until May 31, 2005.
Please advise.

Put Agreements in Connection with Private Placement Investor, p.
71

7. The number of shares disclosed in this section does not reconcile with the number of shares disclosed on pages F-16 and F-17 of your filing. As previously requested, please supplementally provide us copies of the put agreements.

Corporate Reorganization, p. 83

8. We note our prior comment no. 58. Please note that your disclosure in note 8 to your financial pages on page F-18 states a ratio of 1.22 share of common stock for 1 share of preferred stock.

Certain Relationships and Related Transactions

Rescission Offer, p. 72

9. We note our prior comment no. 59. We express no opinion on your analysis as to why the releases provided to you by certain shareholders under your rescission offer are consistent with Section
14 of the Securities Act of 1933, as amended.

Description of Securities

Warrants, p. 75

10. We note your disclosure on page F-19 of your filing regarding a warrant issued to a financial consulting firm in November 2003. This warrant appears to have been included in your discussion of the private placement warrants in error. Please also add disclosure with respect to this warrant in your "Item 26. Recent Sales of Unregistered Securities." In such disclosure, please provide details with respect to the consulting services provided.

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, p. F-8

11. We note your expanded disclosure based on our prior comment no.
64 and your additional related party disclosure on page F-23. You have disclosed that revenue for syndication and integration services are recognized ratably over the contract life. You have also disclosed that you evaluate and adjust the period based on implementation schedules and contract cancellations. Please tell us and disclose why the schedules and cancellations are being evaluated and its direct impact on the amortization period for recognizing revenue. That is, could the upfront fee be recognized over a longer period of time than the contract term (i.e., over the expected period of performance)? Please see footnote 39 of SAB 104.

12. You state that revenue cannot be allocated to individual deliverables and all revenue is recognized as a single unit of accounting. Clearly indicate the types of deliverables that one customer would acquire under a multi-element arrangement. Indicate whether the upfront fee is an individual deliverable within the "syndication" or "integration" services or simply an advance payment.
Your response should also address SAB Topic 13(A)(3)(c) - Questions 2 and 3. In this regard, indicate whether any of the deliverables are essential to functionality of another deliverable.

13. Tell us whether you have recognized revenue on the SIL contracts, entered into in August 2002, on a straight-line basis over the life of the contracts or whether you have used another metric. Tell us the date (a) the revenue share agreement expires, (b) through which you are obligated to fund future development of products, and (c) the reseller agreement expires. Additionally, please tell us why you continue to recognize revenue ratably subsequent to SIL`s dissolution. Please advise.

14. We note your expanded disclosure based on prior comment no.
66.
Please clarify in your disclosures why your accounting for the barter transactions complies with EITF 99-17 and EITF 93-11 even though the
EITFs refer to specific accounting matters. Further, tell us why the revenue recognized should be based on the fair value of advertising received instead of the fair value of the syndication and integration services exchanged. Please indicate whether there would be a significant difference if the latter was used. You indicate that you used prior cash transactions for advertisements to establish fair value. However, your disclosure only indicates a minor level of advertisements that appear to be significantly smaller than the advertisements placed using the barter arrangements. Please indicate why the past cash transactions represent sufficient evidence of fair value. In addition, explain why the summary of journal entries shows that prepaid advertisements is being amortized instead of being recognized based on an advertisement placement. In this regard, describe how you are recognizing the expense when you use the "prepaid advertisements."

Note 8.  Stockholders` Deficit

15. We note your response to prior comment no. 71.  We are
reissuing
the request to tell us how you determined fair value of the underlying shares of common stock that you used to determine the compensation charge. As part of your response, tell us why the fair value of your stock decreased from $3.50 to $2.50 in fiscal year
2004.   Explain why the fair value of stock is different for the
top
section versus the bottom section subsequent to August 2004. Additionally, reconcile and explain the differences between your estimated offering price range of $5.00 and the fair values asserted in your analysis. Describe significant intervening events within the company that explain the changes in fair value of your common stock up to the filing of the registration statement


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christopher White at (202) 942-8645, or
Stephen
Krikorian at (202) 942-2959, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	James F. Verdonik, Esq.
	Daniels Daniels & Verdonik, P.A.
	P.O. Drawer 12218
	Research Triangle Park, North Carolina 27709
	Telephone: (919) 544-5444
	Facsimile:  (919) 544-5920